

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2018

Nevan Elam
Chief Executive Officer
Rezolute, Inc.
1450 Infinite Drive
Louisville, CO 80027

      Re: Rezolute, Inc.
          Registration Statement on Form S-1
          Filed January 29, 2018
          File No. 333-222768

Dear Mr. Elam:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at 202-551-5019 with any questions.

                          Division of Corporation Finance
                          Office of Healthcare & Insurance

cc: Michael Weiner, Esq.